UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.	An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.	An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3.	The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

4.
In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

TABLE OF CONTENTS	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-12
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	14
SIGNATURE	15
EXHIBIT INDEX	16

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
AGL Resources Inc. Retirement Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 24, 2005

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
	2004	2003
ASSETS
Investments
Shares of AGL Resources Inc. common stock	$125,300,835	$112,428,797
Mutual funds	80,274,851	69,602,144
Common trust funds	21,391,495	17,512,661
Loans to participants	5,835,564	5,541,965
Total investments	232,802,745	205,085,567
Receivables
Employer contributions	59,048	186,939
Participant contributions	140,157	442,154
Due from broker	50,696	-
Total receivables	249,901	629,093
Net assets available for benefits	$233,052,646	$205,714,660

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
Year Ended December 31, 2004
Additions
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$21,018,877
Interest	302,871
Dividends	2,428,915
Dividends on AGLR Inc. common stock	4,363,105
28,113,768
Contributions
Participant	8,389,334
Employer	4,397,680
12,787,014

Total additions	40,900,782

Deductions
Deductions from net assets attributed to
Benefits paid to participants	13,464,612
Administrative expenses	98,184
Total deductions	13,562,796
Net increase	27,337,986
Net assets available for benefits
Beginning of year	205,714,660
End of year	$233,052,646

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General
The Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the Plan.

Administration
The Plan is administered by the Plan’s Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company. The Committee is authorized to employ agents, as they may require, to carry out the provisions of the Plan. The operating expenses of the Plan consist of disbursements, withdrawals and AMVESCAP Retirement Trust transactions fees and loan issuance and maintenance charges. These expenses are paid by the Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.

The Committee has engaged a trustee to maintain a trust under which contributions to the Plan are invested in various investment funds and a Company common stock. In addition, disbursements are made at the Committee’s request.

Effective May 1, 2002, the Board of Directors of the Company approved an amendment to the Plan to allow Plan participants to direct all balances, including funds invested in the Company’s stock, into any investment alternatives available under the Plan.

Contributions
Eligible participants can elect to contribute to the Plan through payroll deduction an amount determined in dollar amounts or whole or fractional percentages not to exceed 50 percent of compensation on a before-tax basis and an amount determined in dollar amounts or whole or fractional percentages not to exceed 10 percent of compensation on an after-tax basis. Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”). The Plan currently offers seven mutual funds, two common trust funds and the Company’s common stock as investment options for participants. The Company’s employer matching contribution percentage is calculated based upon the following terms:

• For employees less than 50 years old on July 1, 2000, the Company contributes an amount equal to 65 percent of the participant’s before-tax contributions up to 8 percent of the participant’s covered compensation.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

• For employees who were employed as of July 1, 2000 and equal to or older than 50, the Company matches 65 percent of the participant’s before tax contributions up to the first 6 percent of the participant’s covered compensation until June 30, 2010, after which time the Company will match up to the first 8 percent of the participant’s total compensation.

• Former NUI Corporation ("NUI") employees are currently eligible for Company matching contributions equal to 60 percent of the participant’s before tax and after tax contributions up to the first 6 percent of covered compensation.

Effective October 1, 2000, the Company acquired Virginia Natural Gas, Inc. (“VNG”). Assets in the following VNG plans were rolled over into the Plan: Virginia Natural Gas, Inc. Hourly Savings Plan (“Hourly Savings”); Virginia Natural Gas, Inc. Employee Savings Plan (“Employee Savings”); and System Thrift Plan of Consolidated Natural Gas Company (“System Thrift”).

Effective January 1, 2002, all former participants in the Hourly Savings, Employee Savings, and System Thrift Plans became subject to the same contribution, matching, and vesting guidelines as all other Company employees.

On September 30, 2004, the Company acquired Pivotal Jefferson Island Storage & Hub, LLC (“PJISH”). Effective October 1, 2004, all PJISH employees are eligible to participate in the Plan with the same benefits that all current Company employees have. Past service credit under the Plan will be granted for eligibility purposes to PJISH employees.

On November 30, 2004, the Company acquired all the outstanding shares of NUI. Effective December 1, 2004, all NUI employees who participated in NUI’s qualified defined contribution plans became eligible to participate in the Plan. The NUI plans were frozen as of November 30, 2004. There are currently no plans to merge the NUI plans into the Plan.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions. Forfeitures used totaled $57,706 and $90,714 in 2004 and 2003, respectively. Forfeitures available for future use as of December 31, 2004 were $31,413.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before-tax and after-tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service	Percentage Vested

1	50 percent
2	75 percent
3	100 percent

Participants must complete no less than 1,000 hours of service during the Plan year before a year of vesting service is granted.

Individuals who previously participated in the Hourly Savings and Employee Savings Plans are vested at the earlier of age 55, completion of 5 years of service, retirement, death, disability, or termination due to Company ordered reductions in work force.

Individuals who previously participated in the System Thrift Plan are vested upon 60 months of participation, or upon the earlier of completion of five years of service or age 65.

Participants in the former NUI plan become vested upon the completion of one year of vesting service in the Plan. Past service credit for vesting purposes under the Plan shall be granted to former NUI participants who were employed on November 30, 2004.

Distributions
A participant’s after-tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the Plan administrator. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Distributions taken before the participant attains age 59 ½ will be subject to an early withdrawal penalty unless rolled over into another qualified plan or IRA. Also, while employed by the Company, participants may withdraw before-tax contributions for hardship cases. Additionally, participants greater than age 59½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

Participant Loans
Participants may borrow from their participant accounts. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that range from 5 percent to 10.5 percent, based on the prime rate plus 1 percent. Interest is computed quarterly.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting except for benefits paid to participants which are recorded when paid.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices received by the trustee are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGL Common Stock Account
Prior to April 1, 2003 the Plan’s interest in the AGL Resources Inc. Common Stock Fund (the “AGL Fund”) was valued daily at the unit value of the fund as determined by the Trustee. Effective April 1, 2003, units in the AGL Fund were converted to an allocation of shares of AGL common stock. The AGL common stock is valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange.

Mutual Funds
Shares of mutual funds are valued at the reported net asset value of shares each business day.

Common Trust Funds
Units in common trust funds are valued at the unit value as reported by the trustee of the common trust fund on each valuation date.

Loans
Loans to participants are valued at their outstanding balances, which approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain 2003 amounts have been reclassified to conform with the 2004 presentation, with no material impact on total assets, total liabilities or operations of AGL Resources' Retirement Savings Plus Plan.

3. Risks and Uncertainties

The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

4. Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s assets as of December 31, 2004 and 2003:

	Shares/Units		Amount
	2004	2003	2004	2003

AGL Resources Inc. Common Stock	3,769,580	3,863,533	$125,300,835	$112,428,797
AIM Basic Value	922,573	916,897	29,909,813	26,810,073
Janus Advisor Growth	721,873	726,548	14,935,557	14,385,645
PIMCO Total Return	1,105,478	1,086,610	11,795,448	11,637,598
INVESCO Stable Value Trust	11,622,542	9,684,945	11,622,542	9,684,945

The price of the Company’s common stock at December 31, 2004 and 2003 was $33.24 and $29.10, respectively.

Net appreciation in fair value of investments for the years ended December 31, 2004 was as follows:

AGL Resources Inc. Common Stock	$15,580,323
Mutual funds	4,515,012
Common trust funds	923,542
Total	$21,018,877

5. Parties-In-Interest

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association or relative of such persons. The Plan allows participants to direct investments in the Company’s common stock through the AGL Common Stock Fund and mutual funds managed by INVESCO and AIM who are affiliates of AMVESCAP, the Trustee. The fair market value of investments as of December 31, 2004 and 2003 were as follows:

	2004	2003

INVESCO Stable Value Trust	$11,622,542	$9,684,945
INVESCO 500 Index	9,768,953	7,827,716
AIM Basic Value	29,909,813	26,810,073
AIM Small Cap Growth	3,200,061	2,722,771
AGL Resources Inc. Common Stock	125,300,835	112,428,797
Total	$179,802,204	$159,474,302

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

6. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan were allowable. In the event of the Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS has made its determination. The Plan administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Party-In-Interest	Identity of Issuer	Description of Investment	Cost	Fair Value
	Common Trust Funds:
*	INVESCO Stable Value Trust	Money Market,
		11,622,542 Shares	$11,622,542	$11,622,542

*	INVESCO 500 Index	S&P 500 Fund,
		314,823 Shares	8,090,745	9,768,953
		Total Common Trust	19,713,287	21,391,495
	Common Stock
*	AGL Resources Inc. **	Common Stock,
		3,769,580 Shares	73,325,858	125,300,835

	Mutual Funds:
*	AIM Basic Value	Growth and Income Fund,
		922,573 Shares	23,522,522	29,909,813

	Janus Advisor Growth	Aggressive Growth Fund,
		721,873 Shares	13,214,473	14,935,558

	PIMCO Total Return	Fixed Income Security Fund,
		1,105,478 Shares	11,934,198	11,795,448

	American Balanced	Balanced Fund,
		383,623 Shares	6,449,741	6,905,211

	Janus Small Cap Value Investor	Aggressive Growth Fund,
		232,114 Shares	6,224,995	6,921,640

	American Europacific Growth	Aggressive Growth Fund,
		185,437 Shares	5,579,258	6,607,120

*	AIM Small Cap Growth	Capital Appreciation Fund,
		116,535 Shares	2,702,956	3,200,061
		Total Mutual Funds	69,628,143	80,274,851

	Loans to participants	Various interest rates at
		Prime rate plus 1 percent	5,835,564	5,835,564

	Due from broker		50,696	50,696

Total Assets Held for Investment Purposes			$168,553,548	$232,853,441
* See Note 5
** Held in AGL Common Stock

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 29, 2005	/s/ Richard T. O'Brien
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm